

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 5, 2013

<u>Via E-mail</u>
Kate Inman
Deputy General Counsel and Secretary
OPKO Health, Inc.
4400 Biscayne Boulevard
Miami, Florida 33137

> **Re: OPKO Health, Inc.**
> **Registration Statement on Form S-4**
> **Filed June 27, 2013**
> **File No. 333-189640**

Dear Ms. Inman:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1. Please note that we will not be able to declare your registration statement effective until we have completed our review of OPKO Health's Form 10-K for the year ended December 31, 2012.

2. The staff notes the limitation on reliance by stockholders in the last paragraph of page B-3 of the fairness opinion provided by Barrington Research Associates. Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted.

   Similarly, the staff notes the description of the fairness opinion provided by Oppenheimer & Co. under "Opinion of Financial Advisor to the Special Committee of PROLOR's Board of Directors" on page 17 as being "provided for the benefit of the Special Committee (<u>solely</u> in its capacity as such)" (emphasis added). Because this appears to be a limitation on reliance by stockholders, please delete the word "solely" from this description.

Alternatively, in each case, disclose the basis for the financial advisor's belief that stockholders cannot rely upon the opinion to support any claims against the financial advisor arising under applicable state law (e.g., the inclusion of an express disclaimer in the financial advisor's engagement letter). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to the financial advisor would have no effect on the rights and responsibilities of either the financial advisor or the board of directors under the federal securities laws.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Amy Reischauer at (202) 551-3793, Daniel Greenspan at (202) 551-3623, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
Esther L. Moreno
Akerman Senterfitt
One Southeast Third Avenue, 25th Floor
Miami, FL 33131